FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


For the month of November 2003 (No. 3)

                           TOWER SEMICONDUCTOR LTD.
                (Translation of registrant's name into English)


                   P.O. Box 619, Migdal Haemek, Israel 10556
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F   x     Form 40-F
                                       -----             ------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                         Yes       No   x
                                             ----     -----


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         The Registrant will hold its Annual and Special General Meeting of
Shareholders on December 7, 2003 at 11:00 a.m. (Israel time) at the Registrant's offices in Migdal Haemek, Israel. In connection with the meeting, on or about November 14, 2003 the Registrant mailed to shareholders (i) a Notice of Annual and Special General Meeting and Proxy Statement and (ii) a Proxy Card. Attached hereto as Exhibits 1 and 2 are, respectively, the Notice of Annual and Special General Meeting and Proxy Statement and Proxy Card.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            TOWER SEMICONDUCTOR LTD.



Date:  November 20, 2003                    By: /s/    Tamar Cohen
                                                -------------------------------
                                                Name:  Tamar Cohen
                                                Title: Corporate Secretary